SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter submitted to the Comisión Nacional de Valores (CNV) dated October 15, 2015.

FOR IMMEDIATE RELEASE Buenos Aires, October 15, 2015

Comisión Nacional de Valores

Att: Mr. Cristian Girard

Dear Sir,

RE.: Information published on the AFTIC´s website.

I am writing to you as Chairman of Telecom Argentina S.A. (‘Telecom Argentina’) to provide information related to that submitted to the National Securities Commission on October 25, 2014.

At that time it was informed that Telecom Italia S.p.A (‘Telecom Italia’), the indirect controlling shareholder of Telecom Argentina, had accepted an offer of Fintech Group (‘Fintech’) to amend and restate the original agreement signed on November 13, 2013, regarding the acquisition by Fintech of the total shareholding in Telecom Argentina, that Telecom Italia and its controlled company Telecom Italia International, N.V. had at that time through Sofora Telecomunicaciones SA (‘Sofora’) and Nortel Inversora S.A.

It was also informed that the sale of the 51% controlling interest in Sofora was conditional upon obtaining regulatory approval by the then Argentine Secretaría de Comunicaciones and would not occur until such approval was obtained. In the interim, a 17% minority interest in Sofora was sold to Fintech, as it was informed to such National Securities Commission through a relevant fact filed on October 29, 2014.

Today, the Argentine Federal Authority for Information Technology and Communications (‘AFTIC’), an organization that has absorbed the functions of Argentine Secretaría de Comunicaciones, published a press release on its website where it is informed that the Board of the AFTIC resolved to refuse the authorization for the transfer to Fintech of the controlling shareholding that Telecom Italia owns in Sofora. The text of the resolution informed by AFTIC has not been published yet.

This information can be accessed through the following link:

http://www.aftic.gob.ar/institucional/nuevas-definiciones-en-la-quinta-reunion-de-directorio-de-aftic_n997

Sincerely,

Telecom Argentina S.A.

/s/ Oscar C. Cristianci
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: October 16, 2015	By:	/s/ Oscar Carlos Cristianci
Name: Oscar Carlos Cristianci
Title: Chairman of the Board of Directors